July 6, 2023

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal

Amplify ETF Trust

Registration on Form N-1A

Post-Effective Amendment No. 204

(Registration Statement File Nos. 333-207937, 811-23108)

Ladies and Gentleman:

On behalf of Amplify Volatility Income Strategy ETF (the “Fund”), a series of Amplify ETF Trust (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 204 was originally filed with the Securities and Exchange Commission on November 7, 2022.

The Trust no longer intends to seek effectiveness of the Fund and no securities of the Fund were sold, or will be sold, pursuant to the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement.

Sincerely,

AMPLIFY ETF TRUST

By:	/s/ Christian Magoon

Christian Magoon,

Chairman of the Board of Trustees

President and Chief Executive Officer